

11006677

MINERALS & MATERIALS

ENVIRONMENTAL

OILFIELD SERVICES

2010 CORPORATE REPORT

AMCOL® INTERNATIONAL

FINANCIAL HIGHLIGHTS

Net Sales
$ in millions


883.6
703.2
852.5
08
09
10

Gross Profit Margin
percentage


25.5
26.8
25.4
08
09
10

Operating Profit Margin
percentage


9.0
7.6
8.0
08
09
10

Diluted Earnings Per Share From Continuing Operations
dollars


1.66(1)
0.82
1.12
1.57(2)
.96
08 (adjusted)
08 (actual)
09 (actual)
10 (adjusted)
10 (actual)

$ in thousands	2008	2009	2010
Net Sales	$ 883,552	$ 703,237	$852,538
Gross Profit	$ 224,899	$ 188,188	$216,830
Operating Profit	$ 79,246	$ 53,486	$ 68,532

(1) *Excludes $0.84 per share for non-cash losses recorded on our investment in Ashapura Minechem Limited, which was accounted for as an equity method investment joint venture in 2008 and prior. These losses stem from mark-to-market accounting on derivative contracts.

(2) Exclude non-cash losses from impairments associated with two of our joint ventures of $0.37 per diluted share, expenses of $0.05 per diluted share associated with the retirement of our previous CEO, expenses of $0.15 per diluted share resulting from operational issues in our domestic personal care products group, and tax expenses of $0.04 per diluted share associated with the recognition of valuation allowances in our foreign jurisdictions.






TO OUR SHAREHOLDERS

In 2010, as several of our key market sectors began to recover from the difficult economic environment experienced through 2009, we expanded our key businesses around the world while continuing to manage our working capital. I am pleased to report that in 2010 we generated sales of $852 million, a 21 percent increase while increasing our operating profit by 28 percent. At the same time, we maintain a strong balance sheet, especially with respect to working capital utilization.

In 2011, we will focus on sustained organic growth and profitability improvement as we continue to expand our presence globally. Our key guiding principles - decentralized market focus, commercial innovation, and disciplined strategic investment of resources to produce financial results and shareholder value – will continue to form the strategic framework within which we operate.

Decentralized Market Focus: A market focused, decentralized business strategy has allowed AMCOL to develop a number of diverse business units and brands that have dedicated sales and technical support teams focused on specific market requirements. This strategy results in entrepreneurial sales and customer support activities, enabling us to quickly identify and respond to customer requirements at the business unit level while providing innovative, customized products and services. Our business diversification – both from a segment as well as a geographic perspective has historically provided greater stability, as strength in one market helps to offset possible weakness in another. In 2010, AMCOL had operations in over 25 different countries with over 36% of our total sales revenue derived from outside the US. When we optimize our internal processes by efficiently deploying assets associated with business support functions across our broad mix of business units, we reduce risk and enhance our ability to generate improved financial results and shareholder value.

Commercial Innovation: Developing innovative, practical solutions based on in-depth knowledge of customer requirements will continue to be an important foundation of our success. AMCOL's culture is strongly grounded on the development of commercial innovations involving products and processes directed not only toward supporting customers but also toward internal process optimization. We have over 240 worldwide patents - evidence of a successful history of developing innovative platform technologies for practical end market application. Many of our most successful products have been developed through on-site customer interaction where our customers' challenges are most visible. Thanks to the expertise of our technical sales and support teams – many of whom are experienced engineers or scientists focused on a specific market segment – we are capable of providing innovative practical solutions to complex challenges. We also have the ability to support our businesses through our AMCOL Technology Center - providing advanced technical support on processes, materials, and product formulations across a broad range of businesses.

Disciplined Strategic Investments: Investing capital and human resources in growth opportunities where we have a demonstrated core competency is a key component of our ongoing strategy.

Our decentralized, market focused operating strategy and culture of innovation continue to attract and energize a talented group of people around the world. We recognize that as a company, our people are our most valuable asset and we will continue to strive to create a work environment that fosters collaboration, nurtures innovation, and rewards entrepreneurship. We provide our people the tools needed to succeed so they can have a significant impact on our path forward. People at AMCOL make the difference.

Ryan F. McKendrick

Ryan F. McKendrick
President and Chief Executive Officer – AMCOL International Corporation





AMCOL®
INTERNATIONAL


Hevi-Sand® Operations in South Africa

MINERALS & MATERIALS

Overall, 2010 was a very successful year for Minerals & Materials. The segment achieved record profits and margins primarily due to improved productivity in our domestic operations. We also focused on building for our future with the start-up of a new chromite processing plant in South Africa. Investments are also planned to expand operations in China and Turkey to serve these important emerging markets.

Our business model is to supply applied performance products coupled with technical services that provide customers unique value. This simple model has allowed us to expand operations and serve customers across the globe. We aim to maintain a balance of product lines that serve both consumer discretionary and consumer staple end-markets. Aside from having high-quality mineral reserves and manufacturing assets, we must have the talent to innovate and execute. Technical service is all about enhancing the customer relationship. Once again, our employees stepped it up this past year, performing with unparalleled professionalism. Exceeding customer expectations is necessary to preserve our global market leadership position, and this philosophy will enable us to continue to grow in untapped, emerging market areas.

Metalcasting

Global demand for ferrous castings rebounded in 2010, led by improved automobile and industrial equipment production. This was particularly the case in the US and China, our two largest metalcasting markets. In addition, we introduced our new Hevi-Sand® foundry-grade chromite in the second half of 2010. This product launch is an example of our ability to succeed in the global market using our traditional service-oriented business model. We believe demand for steel-alloy castings will improve, allowing us to grow market share in 2011.

We also introduced a new resin binder product line, LOVOX®. Formulated with our unique lignite mineral, LOVOX® improves casting productivity and reduces VOC emissions. More market and product development investment will be undertaken in 2011 to further demonstrate the value of this unique technology.

Pet Products

Sales fell by 7% in 2010 mainly due to changes in our product line distribution: we shipped more bulk cat litter to brand customers compared to private-label packaged products. Our product positioning strategy has resulted in improved profitability. We are offering unique packaging solutions to key customers and focusing more attention on this select group. Consequently, our market share has remained relatively unchanged over the past year. In 2011, we will begin to offer specialty retailers more brand-enhancing products.

Basic Minerals

This division saw the greatest effect from the upturn in the global economy - sales grew an impressive 75% over 2009. The two principal end-markets - iron ore pelletizing and oil and


Household & Personal Care


Pet Products


Metalcasting

gas drilling - saw a surge in demand in 2010. The future continues to look positive since commodity and energy demands are expected to follow the anticipated growth in global GDP.

Specialty Materials

Our specialty materials business is mainly comprised of household and personal care products (HPC). We continue to see this division as a prime area for product development, especially for laundry and skin care products. Our expertise in polymer and mineral-treatment chemistry is a unique attribute that enables us to introduce innovative products to the HPC market. Emerging economies offer us a significant opportunity to grow HPC sales since these consumers continue to spend more of their income on detergents and skin care products.

Another growth potential is animal feed additive products. The principal product is a toxin binder that is added to poultry and livestock feed. Again, our expertise in mineral-based and surface-treatment chemistry positions us to be an innovator in this emerging field. That expertise has led to partnership arrangements with customers who are leaders in the animal nutrition field.

Minerals & Materials has had a long history of innovation and this investment will continue in the future. Collaboration between our sales, marketing and technical talent base will result in more proprietary products that fit the business model which has been successful for over 80 years.



$429,270
2010 MINERALS & MATERIALS NET SALES
$ in thousands

50%
% OF 2010 AMCOL CONSOLIDATED NET SALES

2010 SALES BY GROUP


25%
Specialty Materials
14%
Pet Products
13%
Basic Minerals
48%
Metalcasting

MARKETS

- Auto and Heavy-equipment Castings
- Cat Litter
- Laundry Detergent
- Skin Care
- Oil and Gas Well Drilling
- Paper
- Animal Health
- Iron Ore Pelletizing


Lining Technologies, Fresh Kills Landfill in New York

ENVIRONMENTAL

CETCO's decreased profitability in 2010 was the result of stagnant construction activity and aggressive competition in the developed world. While our revenues increased by 8.2% to $232 million, gross margins slid over 4 percentage points to 29.2%. The declining margins reflected not only the intense competitive pressures in our core US and western European markets, but also the increased revenues from lower margin contracting projects. Looking forward, CETCO will work to increase its presence in the world's emerging economies while developing new products and services to add value in the competitive markets we already serve.

In the US, we expect growth will come from the gradual recovery of the construction economy and from our ongoing strategy of developing and deploying new and existing technologies across all our geographic markets. CETCO is widely recognized as a leader in its various niche markets, giving us many opportunities to demonstrate our range of services for key clients. In Europe, we expect growth will occur as regional economic conditions improve and as we reposition our sales activities in higher-growth countries. We also expect growth in the historically underserved market of South America.

Operationally, we continue to improve and streamline production and business processes to extract maximum value from our human and capital assets. By aggressively focusing on internal process improvement and external sales opportunities, we intend to show meaningful revenue and profit growth in 2011.



Lining Technologies

Our Lining Technologies business accounted for approximately 47% of the environmental segment's 2010 revenues. CETCO continues to be a global leader in the production and sales of geosynthetic clay liners (GCLs), which typically supplement or replace a layer of compacted clay. The principle applications for this technology are waste containment, water containment, and mining solution containment. Seven worldwide production locations (plus an eighth plant owned by a joint venture) help to ensure that our customers receive products that are tailored to meet local regulatory requirements at competitive delivered prices. In the US, we expect sales to rebound from the depressed levels of 2010 as previously postponed landfill construction projects move forward. Volumes in Eastern Europe and Asia are expected to remain strong as the economies in these parts of the world continue to develop environmental regulations.


Landfill Capping


Foundation Drilling


Plaza Deck Restoration

Building Materials



CETCO is a leader and innovator in the development of various technologies for waterproofing buildings. We support these products with an extensive network of direct sales professionals, independent agents, and affiliated dealers and distributors. Despite the downturn in construction activity in our key markets, CETCO's unique products and industry-leading customer service helped to support relatively high margins and revenue growth over 2009.

Contracting Services

The Contracting Services Group was impacted most severely by low pricing, resulting from a large number of competitors bidding for a reduced volume of projects. Contractors were offering services at single-digit profit margins during much of 2010, leaving little margin for contingencies that are common to the industry. However, with a larger and more profitable project backlog already in place for 2011, we expect the Contracting Services Group to rebound as market conditions improve. The group is also working to expand its range of capabilities in the "geo-environmental" niche in which we use various geosynthetic products and construction techniques in environmental restoration or remediation projects. In 2011, we anticipate growth both in the US and in Europe, where geo-environmental construction opportunities coincide with our existing global footprint.

$232,099
2010 ENVIRONMENTAL NET SALES
$ in thousands

27%
% OF 2010 AMCOL CONSOLIDATED NET SALES

2010 SALES BY GROUP


47%
Lining Technologies
25%
Building Materials
10%
Drilling Products
18%
Contracting Services

MARKETS

- Environmental Lining
- Building Moisture Protection Systems
- Construction & Geotechnical Drilling
- Environmental Remediation
- Geo-Environmental Contracting
- Plaza Deck Restoration
- Alternative Energy Site Development


CETCO

Oilfield Services Rigging Set-up

OILFIELD SERVICES

CETCO Oilfield Services generated an improved performance in 2010 as compared to 2009 – revenue increased 29% and operating profits increased 15%. We achieved this despite a slow start to the year as the recession from 2009 dampered activity in the first quarter of 2010.

Our business is influenced by the price of oil and natural gas, regulations impacting our customers, our customers' repair and maintenance activities, and new technologies. All of these factors affected us in 2010, but none more so than the increase in oil prices.

The U.S. Government also instituted new regulations on drilling wells in the Gulf of Mexico. This significantly decreased the number of new wells being drilled, delayed current plans for new wells, and caused customers to focus their efforts in different geographic regions which they expect to be more profitable in the future. These events negatively impacted our business, a significant portion of which is derived from the Gulf of Mexico and surrounding region.

Our performance, especially our filtration and pipeline businesses, in 2009 was favorably impacted by the repair and maintenance work resulting from major hurricanes in 2008. These businesses managed to generate the same revenues in 2010, but from smaller and less profitable jobs.

In recent years, we introduced our Hi-Flow® technology and equipment to filter greater volumes of produced water in a smaller footprint for a longer period of time. Our customers continue to demand improvements in service and technologies, and Hi-Flow® is an example of the value our innovation brings to our clients.

Improvements in horizontal drilling and hydrofracturing technologies have allowed our customers to extract more oil and natural gas from a single well. In 2010, in response to decreased drilling activities in the Gulf of Mexico, we relocated our assets into shale deposits, where many of our customers are extracting more reserves from new wells due to these technologies. This impacted coil tubing business, which experienced a significant operating profit improved in 2010.

Given the concentration of our activities in and around the Gulf of Mexico, we continue our strategy of diversifying our business by developing our foreign businesses, which comprised 21% of our revenues in 2010. However, our success is heavily dependent upon a few key customers in each market and our continued success in winning large, multi-year contracts from them. This was particularly evident in our Australian operations in 2010, which experienced a $7.7 million increase in revenues and a $2.9 million increase in operating profits; the contract under which these revenues were generated is nearly finished. We are also continually seeking ways to introduce other services lines into these regions.




CETCO PIPELINE SERVICES

Water Treatment



Coiled Tubing









As we look to the future, we are excited with the knowledge that many of our customers have increased their capital budgets in response to the economy showing signs of rebounding and continued increases in oil prices. We believe permitting and regulatory issues will continue to damper drilling and production activities in the Gulf of Mexico, but we believe we can deploy our assets in other profitable markets, such as shale regions in North America. We also continue to market our innovative technologies across all service lines. Although different market dynamics will affect each of our individual businesses, we continue to manage them in total and expect strong growth in 2011.

$154,621

2010 OILFIELD SERVICES NET SALES

$ in thousands

18%

% OF 2010 AMCOL CONSOLIDATED NET SALES

2010 REVENUE BY MARKET AREA


79%
North America
US & Canada
5%
South America
Brazil
2%
North Sea
UK & Norway
12%
South East Asia
Malaysia & Australia
2%
West Africa
Nigeria

MARKETS

Oil & Gas Production

Pipeline Maintenance

Maintenance / Testing at Refining & Chemical Plants

FINANCIAL HIGHLIGHTS


MINERALS & MATERIALS

2010 Financials $ in millions

Sales	$429	50% [1]
Operating Profit	$55	80% [2]
Gross Margin	23%	
Operating Profit	13%	

Sales by Region


62%
Americas
18%
EMEA[3]
20%
Asia Pacific




ENVIRONMENTAL

2010 Financials $ in millions

Sales	$232	27% [1]
Operating Profit	$18	27% [2]
Gross Margin	29%	
Operating Profit	8%	

Sales by Region


48%
Americas
43%
EMEA[3]
9%
Asia Pacific




OILFIELD SERVICES

2010 Financials $ in millions

Sales	$155	18% [1]
Operating Profit	$15	21% [2]
Gross Margin	28%	
Operating Profit	9%	

Sales by Region


84%
Americas
4%
EMEA[3]
12%
Asia Pacific



[1] Percentage of consolidated sales. [2] Percentage of consolidated operating profit excluding corporate segment. [3] Europe, Middle East, Africa.

FINANCIAL HIGHLIGHTS

Key Financial Ratios	2008	2009	2010
Current Ratio	3.4	3.3	3.2
Debt to Equity Ratio	78.2%	54.5%	59.0%
Working Capital Turnover	3.8	3.0	3.8
Asset Utilization	1.3	1.0	1.1

Cash Flow Summary • *$ in millions*	2008	2009	2010
Cash Provided From Operating Activities	$ 18.4	$ 122.4	$ 48.1
Cash Used in Investing Activities	100.6	44.0	48.1
Cash Provided by (Used in) Financing Activities	78.6	(71.3)	(0.8)

EBITDA* *$ in thousands*	2008	2009	2010

An itemized reconciliation of net income attributable to AMCOL shareholders to EBITDA is as follows:

	2008	2009	2010
Net income attributable to AMCOL shareholders	$ 25,331	$ 34,799	$ 30,347
Income/(Loss) attributable to noncontrolling interests	(269)	72	(423)
Income Taxes	15,167	5,510	18,656
Interest Expense, Net	12,154	12,125	9,725
Depreciation and Amortization	33,985	35,906	36,306
Loss (Income) from Affiliates Joint Ventures	21,714	(115)	11,261
EBITDA*	108,082	88,297	105,872

*We believe this is one measure denoting the cash generating capability of an industrial company. Readers may benefit from understanding this measure when comparing AMCOL's financial performance to other companies, although such comparisons may be affected by differences in the manner in which some companies compute EBITDA.

FINANCIAL HIGHLIGHTS

2010 Revenue by Segment


50%
Minerals & Materials
27%
Environmental
18%
Oilfield Services
5%
Transportation[1]

2010 Revenue by Product Group


MINERALS & MATERIALS
24%
Metal-casting
13%
Specialty Materials
7%
Pet Products
6%
Basic Minerals
5%
Transportation
ENVIRONMENTAL
13%
Lining Technologies
7%
Building Materials
5%
Contracting Services
2%
Drilling Products
OILFIELD SERVICES
11%
Oilfield Other
7%
Water Treatment

2010 Geographic Sales


64%
Americas
22%
EMEA
14%
Asia Pacific

Dividend Payout Ratio [2]
percentage


83
64
75
08
09
10

Return On Average Equity [2]
percentage


7
10
8
08
09
10

Capital Expenditures & Acquisitions [3]
$ in millions


44
43
51
.65
47
.40
08
09
10
Expenditures
Acquisitions

EBITDA [4]
$ in millions


108.1
88.3
105.9
08
09
10

Return on Capital Employed [5]
percentage


15.0
9.5
11.7
08
09
10

[1] Includes the elimination of intersegment shipping revenues included within the corporate segment.

[2] Computed using income from continuing operations.

[3] Excludes capital expenditures for a new corporate office facility.

[4] We believe this is one measure denoting the cash generating capability of an industrial company. Readers may benefit from understanding this measure when comparing AMCOL's financial performance to other companies', although such comparisons may be affected by differences in the manner in which some companies compute EBITDA.

[5] Computed using operating profit.

The following graph sets forth a five-year comparison of cumulative total shareholder returns for: (i) AMCOL (which trades on the New York Stock Exchange); (ii) the S&P SmallCap 600 Index; and (iii) a custom peer group of publicly traded companies selected in good faith by AMCOL (the "Peer Group"). AMCOL believes the Peer Group is representative of companies whose businesses, sales sizes, market capitalization and stock trading volumes are similar to AMCOL. The Peer Group consists of the following companies: Arch Chemicals, Inc., Compass Minerals International, Inc., Dycom Industries, Inc., Lufkin Industries, Inc., Martin Marietta Materials Inc., Minerals Technologies Inc., Oil-Dri Corporation, Rockwood Holdings Inc, RPM International Inc., and Superior Energy Services Inc.

The graph assumes that $100 was invested at the close of business on December 31, 2005. All returns were calculated assuming dividend reinvestment on a quarterly basis. The returns of each company in the Peer Group have been weighted according to market capitalization.


COMPARISON OF CUMULATIVE FIVE YEAR TOTAL RETURN
$200
$150
$100
$50
$0
12/2005
12/2006
12/2007
12/2008
12/2009
12/2010
AMCOL International Corporation
S&P SmallCap 600 Index
Peer Group

INDEXED RETURNS *Years Ending*

Company Name / Index	*Base Period* 12/05	12/06	12/07	12/08	12/09	12/10
AMCOL International Corp.	100	137.72	182.44	108.72	153.17	171.65
S&P SmallCap 600 Index	100	115.12	114.78	79.11	99.34	125.47
Peer Group	100	128.33	151.41	98.36	128.79	168.28

FINANCIAL HIGHLIGHTS

Per Share Data	2008	2009	2010
Diluted Earnings from Continuing Operations	$.82	$1.12	$.96
Dividends	$.68	$.72	$.72
Diluted Weighted Average Shares (millions)	31.0	31.0	31.5

Consolidated Statement of Operations ($ in thousands) Year ended Dec. 31

	2008	2009	2010
Net Sales	$883,552	$703,237	$852,538
Cost of Sales	658,653	515,049	635,708
Gross Profit	224,899	188,188	216,830
GS&A	145,653	134,702	148,298
Operating Profit	79,246	53,486	68,532
Interest Expense, Net	(12,154)	(12,125)	(9,725)
Other Income (Expense), Net	(5,149)	(1,095)	1,034
Income Before Income Taxes and Income (Loss) from Affiliates and Joint Ventures	61,943	40,266	59,841
Income Tax Expense	15,167	5,510	18,656
Income Before Income (Loss) from Affiliates and Joint Ventures	46,776	34,756	41,185
Income (Loss) From Affiliates and Joint Ventures	(21,714)	115	(11,261)
Net Income	25,062	34,871	29,924
Net Income (Loss) Attributable to Noncontrolling Interest	(269)	72	(423)
Net Income Attributable to AMCOL Shareholders	25,331	34,799	30,347

FINANCIAL HIGHLIGHTS

Segment Results ($ in thousands) Year ended Dec. 31

Minerals & Materials	2008		2009		2010	
Net Sales	$428,986	100.0%	$336,172	100.0%	$429,270	100.0%
Cost of Sales	348,928	81.3%	264,545	78.7%	330,297	76.9%
Gross Profit	80,058	18.7%	71,627	21.3%	98,973	23.1%
GS&A	39,579	9.2%	36,838	11.0%	44,393	10.3%
Operating Profit	40,479	9.5%	34,789	10.3%	54,580	12.8%
Environmental						
Net Sales	$278,708	100.0%	$214,604	100.0%	$232,099	100.0%
Cost of Sales	187,109	67.1%	142,291	66.3%	164,047	70.7%
Gross Profit	91,599	32.9%	72,313	33.7%	68,052	29.3%
GS&A	54,530	19.6%	46,614	21.7%	49,747	21.4%
Operating Profit	37,069	13.3%	25,699	12.0%	18,305	7.9%
Oilfield Services						
Net Sales	$133,600	100.0%	$119,821	100.0%	$154,621	100.0%
Cost of Sales	87,094	65.2%	81,101	67.7%	110,681	71.6%
Gross Profit	46,506	34.8%	38,720	32.3%	43,940	28.4%
GS&A	23,279	17.4%	25,967	21.7%	29,322	19.0%
Operating Profit	23,227	17.4%	12,753	10.6%	14,618	9.4%
Transportation						
Net Sales	$63,921	100.0%	$46,642	100.0%	$52,225	100.0%
Cost of Sales	57,185	89.5%	41,114	88.1%	46,360	88.8%
Gross Profit	6,736	10.5%	5,528	11.9%	5,865	11.2%
GS&A	3,490	5.5%	3,365	7.2%	3,435	6.6%
Operating Profit	3,246	5.0%	2,163	4.7%	2,430	4.6%
Corporate						
Intersegment Shipping Sales	$(21,663)		$(14,002)		$(15,677)	
Intersegment Shipping Costs	(21,663)		(14,002)		(15,677)	
Gross Profit	–		–		–	
GS&A	24,775		21,918		21,401	
Operating Loss	(24,775)		(21,918)		(21,401)	

Certain statements contained in this Corporate Report constitute "forward-looking statements" made in reliance upon the safe harbor contained in Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include those relating to anticipated growth, stock prices, levels of capital expenditures, expansion into global markets, acquisition opportunities and the development of new products and services. AMCOL's actual results for such periods may materially differ due to a variety of factors. Such factors include actual growth in AMCOL's various markets; utilization of AMCOL's various plants; operating costs; raw material prices; weather; currency exchange rates and devaluations; delays in development, production and marketing of new products; integration of acquired businesses; and other factors set forth from time to time in AMCOL's Form 10-K and other reports filed with the Securities and Exchange Commission. Any of these factors could cause AMCOL's actual results to differ materially from those described in the forward-looking statements.

EXECUTIVE MANAGEMENT TEAM



Ryan McKendrick
President & Chief Executive Officer AMCOL



Don Pearson
Vice President & Chief Financial Officer AMCOL



Gary Castagna
Senior Vice President AMCOL, President Global Minerals & Materials



Robert Trauger
Vice President AMCOL, President Environmental



Michael Johnson
Vice President AMCOL, President CETCO Oilfield Services

BOARD OF DIRECTORS

John Hughes | age 67, became a director of the Company in 1984 and in May 1998 became Chairman of the Board of Directors. He is a member of the Executive Committee and Nominating/Governance Committee. Prior to his retirement, he was Chief Executive Officer of the Company from 1985 to 2000. During his 35-year career, he held numerous positions with the Company.

Ryan F. McKendrick | age 59, became a director of the Company on January 1, 2011 and is a member of the Executive Committee. He was also promoted to President and Chief Executive Officer of the Company on January 1, 2011. He was Chief Operating Officer of the Company prior thereto.

Arthur Brown | age 69, became a director of the Company in 1990. He is a member of both the Audit Committee and the Compensation Committee. Prior to his retirement, he was President and Chief Executive Officer of Hecla Mining Company, a producer of silver and gold.

Daniel P. Casey | age 67, became a director of the Company in 2002. He is a member and chairman of the Audit Committee and a member of the Compensation and Executive Committees. He is the retired Chief Financial Officer and Vice Chairman of the Board of Gaylord Container Corp., a manufacturer and distributor of brown paper and packaging products. Mr. Casey is also Chairman of the Board of Directors for Caraustar Industries, Inc., a recycled packaging company.

Jay D. Proops | age 68, became a director in 1995. He is a member of the Audit, Executive and Nominating/Governance Committees. He is the Chairman of the Nominating/Governance Committee. He is a private investor and former Vice Chairman and co-founder of The Vigoro Corporation.

Clarence O. Redman | age 67, became a director in 1989. He is a member of the Audit, Executive and Nominating/Governance Committees, and served as Secretary of the Company from 1982 to 2007. Prior to his retirement from Locke, Lord, Bissell & Liddell, LLP, in 2007, he served as counsel to the Company.

Dale E. Stahl | age 62, became a director in 1995. He is a member of the Executive and Nominating/Governance Committees and Chairman of the Compensation Committee. Since January 2011, he has been the Executive Chairman of Port Townsend Holding Company, Inc., a manufacture of container board and corrugated packaging. From 2000 to 2003, he was President and CEO/COO of Inland Paperboard and Packaging, the corrugated and containerboard manufacturing subsidiary of Temple-Inland, Inc. Prior thereto, he was President and Chief Operating Officer of Gaylord Container Corporation, a manufacturer and distributor of brown paper and packaging products.

Audrey L. Weaver | age 55, became a director in 1997. She is a member of the Compensation Committee. Ms. Weaver is a private investor and is the first cousin to Mr. Weaver.

Paul C. Weaver | age 47, became a director in 1995. He is a member and Chairman of the Executive Committee and a member of the Nominating/Governance Committee. Mr. Weaver is a private investor. From 2002 to 2006, Mr. Weaver served as a Vice President of Information Resources, Inc. Prior thereto, he was Managing Partner of Consumer Aptitudes, Inc. Both companies engage in marketing research. Mr. Weaver is the first cousin to Ms. Weaver.

CORPORATE INFORMATION



Corporate Headquarters
AMCOL International Corporation
2870 Forbs Avenue
Hoffman Estates, IL
60192 U.S.A.

T I 847.851.1500
www.amcol.com

Our building received the distinction of an NC Silver Certification in accordance with the Leadership in Energy and Environmental Design (LEED) Rating System. LEED is the nationally accepted benchmark for high-performance green buildings. The designation reflects our commitment to sustainability through collaboration with builders, our employees and the surrounding community.



FOREIGN LOCATIONS

Australia
Belgium
Brazil
Canada
Chile
China
Czech Republic
Denmark
Egypt
France
Germany
India
Ireland
Japan
Korea
Malaysia
Mexico
Nigeria
Poland
Scotland
South Africa
South Korea
Spain
Thailand
Turkey
United Kingdom

AVAILABLE INFORMATION

The Company's CEO certified to the New York Stock Exchange (NYSE) on May 21, 2010, pursuant to Section 303A.12 of the NYSE's listing standards, that he was not aware of any violation by the Company of the NYSE's corporate governance listing standards as of that date.

Copies of Certifications dated March 1, 2011 of the Company's Chief Executive Officer, Ryan F. McKendrick and Chief Financial Officer, Donald W. Pearson, pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, are attached as Exhibits 31.1 and 31.2, respectively, to the Company's Annual Report on Form 10-K. You may obtain a copy by going to the investor section of AMCOL International's website at www.amcol.com, by going to the SEC's website at www.sec.gov or by calling us at 847.851.1500. This information is also available at no charge by sending a request to the Company's Investor Relations Service Center at AMCOL International Corporation, 2870 Forbs Avenue, Hoffman Estates, 60192.

Stock Listing
NYSE I ACO

Investor Inquiries
Don Pearson
Vice President, Chief Financial Officer

Transfer Agent and Registrar
American Stock Transfer and Trust Company
59 Maiden Lane
New York, NY 10038-5441 U.S.A.
T I 800.937.5449 718.921.8145
F I 718.921.8116

Independent Registered Public Accountants
Ernst & Young LLP
155 North Wacker Drive
Chicago, Illinois 60606 U.S.A.

Legal Counsel
Locke, Lord, Bissell & Liddell LLP
111 South Wacker Drive
Chicago, Illinois 60606-4410 U.S.A.

Interim Reports
AMCOL's quarterly earnings releases are posted at AMCOL's Internet site: www.amcol.com.
Or contact us at 847.851.1500 to have the releases mailed to you.

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AMCOL®
INTERNATIONAL

ENVIRONMENTAL CONSIDERATIONS

AMCOL International Corporation is dedicated to finding new and innovative ways to better the environment and conserve precious resources. This is reflected in our printing practices. By taking advantage of cutting edge technologies AMCOL is able to lessen our carbon footprint and even replace energy onto the power grid.

PURCHASE OF RENEWABLE ENERGY CREDITS (RECS)

RECs are produced when a renewable energy facility generates electricity; when you purchase RECs in the same quantity as your electricity consumption, you guarantee that the energy you use is being replaced back onto the power grid from a clean, renewable source. This helps to reduce the environmental impact of your electricity usage and increase the amount of renewable energy in our nation's electricity mix.

USE OF FOREST STEWARDSHIP COUNCIL (FSC) CERTIFIED PAPER

The FSC is a non-profit organization devoted to encouraging the responsible management of the world's forests. FSC sets high standards that ensure forestry is practiced in an environmentally responsible, socially beneficial, and economically viable way.


MIX
Paper from
responsible sources
FSC
www.fsc.org
FSC® C001954


AMCOL SUSTAINABLE INNOVATION


Our
printing
supports
wind power
renewablechoice.com


AMCOL
INTERNATIONAL

2870 Forbs Avenue Hoffman Estates, IL 60192 847.851.1500 800.426.5564 www.amcol.com

Printed on Recycled Paper